September 23, 2014

VIA EDGAR

Mr. J. Nolan McWilliams

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:

Good Times Restaurants Inc.

Registration Statement on Form S-1

Filed September 5, 2014File No. 333-198581

Dear Mr. McWilliams:

This letter is on behalf of Good Times Restaurants Inc. (the “Company,” “we,” “our,” or “us”) in response to your comments of September 18, 2014 regarding the Company’s Registration Statement on Form S-1 that was filed on EDGAR on September 5, 2014 (such Registration Statement, as amended, the “Registration Statement”).

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Risk Factors, page 6

Risks Relating to Prior Securities Issuances, page 6

Issuances of our securities are subject to federal and state securities laws, page 6

1.

Please revise this risk factor and related caption to clarify, if true, that rescission rights described here relate to the sales of shares using a prospectus that did not meet the requirements of Section 10(a)(3) of the Securities Act of 1933.

The Company has revised the risk factor and related caption on page 6 to state that the rescission rights described therein relate to sales of shares using a prospectus that did not meet the requirements of Section 10(a)(3) of the Securities Act of 1933.

2.

Please tell us whether you incurred a contingent liability associated with the rescission rights with respect to sales of the underlying common shares issued upon the exercise of A Warrants.  If so, please disclose the amount and provide us your analysis in deriving it.  If not, please tell us your basis why it is not necessary.

After reviewing FASB Accounting Standards Codification Topic 450 (“ASC 450”) in consultation with the Company’s independent registered public accounting firm, the Company concluded that while it does have a possible contingent liability associated with the rescission rights with respect to sales of the underlying common shares issued upon the exercise of A Warrants, it is not required to record or report a contingent liability as the Company determined the likelihood of a material loss in connection with such potential rescission claims is remote.

In conducting the above-referenced analysis, the Company first calculated the maximum potential liability associated with the rescission rights.  Between May 16, 2014 and August 20, 2014, an aggregate of 484,600 shares of the Company’s common stock were issued upon exercise of the A Warrants at an exercise price of $2.75.  Therefore, the maximum potential liability in connection with such rescission claims would be $1,332,650 plus interest.

The Company next considered the likelihood of being required to pay any or all of such amount in respect of rescission claims.  In light of several factors, the Company concluded that it is highly unlikely that the Company would receive rescission claims amounting to any meaningful portion of the total potential liability.  First, since the Company made public these rescission rights on August 22, 2014, no shareholder has approached the Company to request rescission, suggesting that it will continue to be unlikely that other shareholders would opt to exercise this right.  Next, the Company expects that a warrant holder would not exercise its A Warrants (and pay cash to the Company) unless the warrant holder contemplated a prompt sale of the underlying stock.  As the share price for the Company’s common shares traded in excess of the exercise price of the A Warrants at all times between May 21, 2014 (the date of the first exercise of A Warrants after the prospectus no longer met the requirements of Section 10(a)(3) of the Securities Act of 1933) and August 20, 2014, the Company believes that the warrant holders who exercised their A Warrants in that period of time experienced a profit from the exercise and subsequent sale of the underlying common stock.  A warrant holder who exercised his warrants and sold the underlying shares for a profit would not have damages.

In light of the foregoing factors and analysis, the Company concluded that the likelihood of experiencing a material loss in connection with the rescission claims with respect to sales of the underlying common shares issued upon exercise of A Warrants is remote, and therefore, under ASC 450, it is not required to disclose or accrue such event as a contingent liability.

If you have any additional questions or comments, please feel free to contact me directly at 303-384-1411 (email: bhoback@gtrestaurants.com), or our outside counsel, Joshua Schneiderman of Snell & Wilmer L.L.P. at 213-929-2545 (email: jschneiderman@swlaw.com) with any questions.

Very truly yours,

/s/ Boyd Hoback

Boyd Hoback

President and Chief Executive Officer

cc:

Roger Cohen, Snell & Wilmer L.L.P.

Joshua Schneiderman, Snell & Wilmer L.L.P.